SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

P.E.

For August 29, 2002

ALLIANZ AKTIENGESELLSCHAFT

P

Königinstrasse 28
80802 Munich
Germany

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

Floods in Central Europe: Allianz settles claims promptly

Flooding disaster expected to increase total loss for fiscal 2002 by less than two percent

Allianz has implemented rapid claims settlement for the victims of the flooding disaster in Central Europe. Germany, Austria and the Czech Republic have been hit particularly hard. Based on preliminary estimates, the net total loss (after reinsurance) for the **Allianz Group** will amount up to 550 million euros, which is less than two percent of the anticipated volume of loss for fiscal year 2002.

In **Germany,** initial estimates by Allianz Versicherungs-AG, the German property and casualty arm of the Allianz Group, put the loss resulting from the floods at around 580 million euros (gross). Household insurance and home contents insurance are primarily affected. "Due to our very strong market position in Eastern Germany, Allianz bears the bulk of the insured losses in the regions affected. Allianz is standing by its customers in this catastrophe and in doing so is playing its part in the rapid rebuilding of the areas hit," emphasized Reiner Hagemann, Chairman of the Board of Management of Allianz Versicherungs-AG. He also made clear that Allianz will continue to offer storm and flood cover within household and home contents insurance.

80 Allianz specialists for building and major household losses are currently on location to settle claims. Allianz customers are receiving direct help from agents and loss adjusters in the form of advances, which are paid out immediately by cheque or electronic transfer. Some of the claims have already been finally settled. In many other cases, customers have already received advances.

In **Austria,** the gross loss amounts to 120 million euros. The states of Lower and Upper Austria, along with Salzburg, are particularly hard hit. As in Germany, Allianz is offering immediate support in Austria by settling claims with minimum bureaucracy. In the **Czech Republic,** a gross loss of 115 million euros is expected.

Cautionary Note Regarding Forward-Looking Statements.

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties which could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro - U.S. Dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g. Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of the event on, and following, September 11th, 2001.

The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIANZ AKTIENGESELLSCHAFT

By: ______________________
Richard Lips
Corporate Communications

By: ______________________
Reinhard Preusche
Head of Compliance

DATE: August 29, 2002